FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Material Fact: Updating Outlook for 2019

The information contained in this release is being published in order to inform the market of certain information being disclosed simultaneously in a private securities offering. Banco Santander Chile does not undertake to regularly update its financial expectations between quarterly earnings announcements and disclaims any obligation to update the expectations included in this release.

At the start of 2019, inflation has lagged and the Central Bank has already increased the interest rate by 25 basis points, with further increases expected later in the year. Despite the slow start for the year, we maintain a positive view on the economy for 2019 and expect loan growth to remain between 8% and 10%, with the mix shifting to higher yielding retail loans, and our revenues are expected to grow in line with average loans.

Due to a change in provisioning models for commercial loans analyzed on a group basis, we expect to recognize a one-time provision expense of approximately Ch$55 billion pre-tax. No further increases to the corporate tax rate are anticipated, and we therefore expect an effective tax rate of 22% for the year. Overall, recurring ROEs are expected to reach 19% in 2019.

Disclaimer

Banco Santander Chile cautions that this release contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this release and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this release is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2017 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. All figures presented are in nominal terms. Historical figures are not adjusted by inflation. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of February 28, 2019

The principal balances and results accumulated for the period ending February 2019 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	1,576,187
Interbank loans, net	19,323
Loans and accounts receivables from customers, net	29,788,042
Total investments	2,836,143
Financial derivative contracts	2,202,224
Other asset items	2,453,541
Total assets	38,875,460

Principal liabilities	Ch$ million
Deposits and other demand liabilities	8,441,582
Time deposits and other time liabilities	12,931,374
Financial derivative contracts	2,158,986
Issued debt instruments	8,474,701
Other liabilities items	3,537,005
Total equity	3,331,812
Total liabilities and Equity	38,875,460

Equity attributable to:
Equity holders of the Bank	3,285,551
Non-controlling interest	46,261
SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	208,982
Net fee and commission income	46,317
Result from financial operations	20,795
Total operating income	276,094
Provision for loan losses	(50,009)
Support expenses	(117,464)
Other results	(5,686)
Income before tax	102,935
Income tax expense	(25,964)
Net income for the period	76,971

Attributable to:
Equity holders of the Bank	76,872
Non-controlling interest	99

FELIPE CONTRERAS FAJARDO

Chief Accounting Officer

MIGUEL MATA HUERTA

Chief Executive Officer

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 28 de febrero de 2019

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de febrero de 2019 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.576.187
Adeudado por bancos	19.323
Créditos y cuentas por cobrar a clientes	29.788.042
Inversiones totales	2.836.143
Contratos de derivados financieros	2.202.224
Otros rubros del activo	2.453.541
Total Activos	38.875.460

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	8.441.582
Depósitos y otras captaciones a plazo	12.931.374
Contratos de derivados financieros	2.158.986
Instrumentos de deuda emitidos	8.474.701
Otros rubros del pasivo	3.537.005
Total patrimonio	3.331.812
Total Pasivos y Patrimonio	38.875.460

Patrimonio atribuible a:
Tenedores patrimoniales del Banco	3.285.551
Interés no controlador	46.261
ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	208.982
Ingreso neto de comisiones	46.317
Resultado de operaciones financieras	20.795
Total ingresos operacionales	276.094
Provisiones por riesgo de crédito	(50.009)
Gastos de apoyo	(117.464)
Otros resultados	(5.686)
Resultado antes de impuesto	102.935
Impuesto a la renta	(25.964)
Utilidad consolidada del periodo	76.872

Resultado atribuible a:
Tenedores patrimoniales del Banco	76.872
Interés no controlador	99

FELIPE CONTRERAS FAJARDO

Gerente de Contabilidad

MIGUEL MATA HUERTA

Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

#contribuir al progreso de las personas y las empresas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: March 19, 2019